K Wave Media Ltd.

C/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

December 23, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Rebekah Reed
Erin Jaskot

RE:	K Wave Media Ltd.
Amendment No. 11 to Registration Statement on Form F-4
Filed December 16, 2024
File No. 333-278221

Dear Ms. Reed and Mr. Jaskot:

On behalf of K Wave Media Ltd. (“K Wave” or the “Company”), we are responding to the letter from the staff of the Division of Corporation Finance Office of Trade & Services (the “Staff”) dated December 20, 2024 (the “Comment Letter”) regarding K Wave’s Amendment No. 11 to Registration Statement on Form F-4 filed with the SEC on December 16, 2024 (the “Registration Statements”). Concurrently with the submission of this letter, the Company is submitting Amendment No. 12 to the Registration Statement on Form F-4 (“Amended Registration Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Amended Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Amended Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in italics and followed by the Company’s response. We have included page references to the Amended Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement. The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comments as well as other updates.

For ease of reference, the text of the Division of Corporation Finance Office of Trade & Services’ comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 11 to Registration Statement on Form F-4 filed December 16, 2024

Financial Statements, page F-1

1. It appears the amendment to the Merger Agreement on December 11, 2024 and its impact should be reported as a material subsequent events item in the interim period financial statements of K Wave Media LTD., Global Star Acquisition Inc. and K Enter Holdings Inc. presented in the filing. Please revise each as appropriate for the respective impact.

Response: The Company respectfully acknowledges the Staff’s comment and has addressed the Staff’s comment at pages 256, 261, F-13, F-71 and F-111 of the Amended Registration Statement.

2. In note 1 of the notes to the interim period financial statements of K Wave Media LTD. presented in the filing you disclose the total outstanding shares of the Company will be determined depending on the number of Global Star stockholders who exercise their right of redemption. It appears at this point you have an expectation of the total outstanding number of shares to disclose here. Please revise as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has addressed the Staff’s comment at page F-10 of the Amended Registration Statement.

Please call Daniel Nunn of Nelson Mullins Riley & Scarborough LLP at (904) 665-3601 or James Prestiano of Loeb & Loeb LLP at (212) 407-4831 if you have any questions or if would like additional information with respect to any of the foregoing.

Thank you.

Very truly yours,

/s/ Anthony Ang
Name:	Anthony Ang
Title:	Chairman

cc:	Mr. Tan Chin Hwee Executive Chairman and Interim Chief Executive Officer K Enter Holdings, Inc.